Exhibit 21.1

LIST OF SUBSIDIARIES OF CELLU TISSUE HOLDINGS, INC.

Name of Subsidiary	State of Incorporation/Organization

Cellu Tissue Corporation – Natural Dam	Delaware

Cellu Tissue Corporation – Neenah	Delaware

Cellu Tissue LLC	Delaware

Coastal Paper Company	Virginia

Interlake Acquisition Corporation Limited	Nova Scotia, Canada

Menominee Acquisition Corporation	Delaware

Van Paper Company	Mississippi

Van Timber Company	Mississippi